April 28, 2008

VIA EDGAR AND FACSIMILE (202) 772-9361

Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ta Tanisha Meadows, Staff Accountant

Re:           American Business Holdings Inc.
Item 4.01 Form 8-K, filed, April 17, 2008
File No. 333-132429

Dear Ms. Meadows:

This letter sets forth our responses on behalf of American Business Holdings, Inc., a Delaware corporation (the “Company”), to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2008 ("Comments Letter") concerning the Company’s current report on Form 8-K (File No. 333-132429) filed with the Commission on April 17, 2008 (the “Filing”).

Item 4.01 Form 8-K filed on April 17, 2008

1.
We note in your filing that you entered into a reverse acquisition on April 11, 2008. Unless the same accountant was the auditor for both parties to the transaction, please provide under Item 4.01 all of the disclosures required by Item 304 of Regulation S-B. If there was no change in accountants, please advise. Otherwise, please amend this Form 8-K to comply with our comment as soon as possible, as a change of accountants is required to be reported within four business days of the date of the event..

Response: Please note that in connection with the acquisition of Wealthlink Co., Ltd. and the Filing, the Company has not undertaken a change of accountants. Further, as of the date of this letter, the Company has not made a change from Bagell Josephs, Levine & Company, LLC. as their independent public accounting firm.

The Company is currently considering whether to make a change with respect to its independent public accounting firm, and, should such a change be made, will file an appropriate Form 8-K with the Securities and Exchange Commission containing Item 4.01 disclosures within four business days of such change.

2.
In this regard, please note that you are required to obtain, and file within 10 days or two business days of its receipt an Exhibit 16 letter from your former accoutnatn stating whether the accountant agrees or disagrees with the statements made in the filing. Refer to Item 304(a)(3) of Regulation S-B.

Response: Should the Company engage in a change of its independent public accounting firm, it acknowledges its obligations to file the appropriate Exhibit 16.1 letter from its former accountant stating whether the accountant agrees or disagrees with the statements made in the Form 8-K filing.

Moreover, per your Comment, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Marc Ross, Esq.

Marc Ross, Esq.

cc:  Mr. Tong Liu,
       CEO